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SEC FILE NUMBER
8-51062

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tritaurian Capital, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Madison Avenue, 9th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Heyn — (212) 249-1827
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William B. Heyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tritaurian Capital, Incorporated, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MILAGROS NEGRON
Notary Public
Connecticut
My Commission Expires Jun 30, 2023

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Tritaurian Capital, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tritaurian Capital, Incorporated as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tritaurian Capital, Incorporated as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tritaurian Capital, Incorporated's management. Our responsibility is to express an opinion on Tritaurian Capital, Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tritaurian Capital, Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Tritaurian Capital, Incorporated's financial statements. The supplemental information is the responsibility of Tritaurian Capital, Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants
Weintraub & Associates, LLP

We have served as Tritaurian Capital, Incorporated's auditor since 2007.

White Plains, New York

February 15, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash in bank	$ 21,664
Prepaid expenses	8,948
Total Assets	$ 30,612

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ -
Stockholder's Equity:	
Common stock – no par value, 100 shares authorized, issued and outstanding	47,497
Additional paid-in capital	135,325
Deficit	(152,210)
Total Stockholder's Equity	30,612
Total Liabilities and Stockholder's Equity	$ 30,612

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Commissions	$ -
Interest income	-
Total Revenue	-
Expenses:	
Management fees	8,901
Commissions	-
Regulatory fees	11,275
Professional fees	6,099
Other operating expenses	-
Total Expenses	26,275
Net Loss	$(26,275)

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances, January 1, 2018	$ 47,497	$ 103,724	$ (125,935)	$ 25,286
Contributed Capital	-	31,601	-	31,601
Net Loss	-	-	(26,275)	(26,275)
Balances, December 31, 2018	$ 47,497	$ 135,325	$(152,210)	$ 30,612

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:	
Net Loss	$ (26,275)
Adjustments to reconcile net income to net cash Provided by (used in) operating activities: Accrued non-cash management fee	8,801
(Increase) decrease in operating assets: Prepaid expenses	(39)
Net Cash Used in Operating Activities	(17,513)
Cash Flows From Financing Activities:	
Capital contribution	22,800
Increase in cash	5,287
Cash, Beginning of Year	16,377
Cash, End of Year	$ 21,664
Supplemental Cash Flow Disclosures:	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes to financial statements.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

Note (1) - Nature of business:

Tritaurian Capital, Incorporated (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in (a) investment banking services limited to private placements of debt and equity instruments and participation in underwriter selling groups; (b) corporate investment advisory services, including advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring; and (c) mutual fund retailing, selling of variable life insurance or annuities and real estate syndication.

Note (2) – Summary of significant accounting policies:

(A) Investment Banking Revenue:
The Company earns fees from clients for private placements of debt and equity instruments and participation in underwriter selling groups, advisory services fees for advice on corporate finance, capital structure, mergers and acquisitions, corporate restructuring and fees for mutual fund retailing, selling of variable life insurance or annuities and real estate syndication. It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collection is reasonably assured.

(B) Income taxes:
The Company has elected and the stockholder has consented, to have the Corporation report its income or loss for Federal Corporation and state tax purposes as an "S" Corporation. The parent company stockholder will report the net taxable income or loss in its corporate return. Therefore, no provisions are made for Federal or state income taxes in the accompanying financial statements.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2018, there were no cash equivalents.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2018

Note (2) - Summary of significant accounting policies - cont'd:

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 6, 2019, the date the financial statements were available to be issued.

Note (3) - Related party transactions:

The Company received capital infusions from Tritaurian Holdings, Incorporated, the Company's 100% owner ("Parent"). The total amount paid during 2018 was $22,800.

For the year ended December 31, 2018, the Parent also has contributed $8,801 of expenses paid on behalf of the Company. These expenses have been recognized as an equity contribution by the Parent to the Company.

Note (4) – Accounting for Income Taxes:

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2015.

TRITAURIAN CAPITAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2018

Note (5) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $21,664, which exceeded its requirement of $5,000 by $16,664. The Company had a percentage of aggregate indebtedness to net capital of 0% as of December 31, 2018.

Note (6) - Adoption of New Accounting Standards:

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Clients and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within its scope. The Company's revenues come from sources which are outside the scope of ASC 606.

TRITAURIAN CAPITAL, INCORPORATED

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

TRITAURIAN CAPITAL, INCORPORATED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2018

Computation of Net Capital

Stockholder's Equity	$ 30,612
Non-allowable assets:	
Prepaid expenses	8,948
Total non-allowable assets	8,948
Net capital before haircuts on proprietary positions	21,664
Haircuts	-
Net capital	21,664
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 0.	5,000
Excess net capital	$ 16,664
Ratio of aggregate indebtedness to net capital	0 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ -
Total aggregate indebtedness	$ -

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2018):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 21,664
Net capital, as per above	21,664
Difference - None	$ -

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Tritaurian Capital, Incorporated

We have reviewed management's statements, included in the accompanying Tritaurian Capital, Incorporated Exemption Report, in which (1) Tritaurian Capital, Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tritaurian Capital, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Tritaurian Capital, Incorporated stated that Tritaurian Capital, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Tritaurian Capital, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tritaurian Capital, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York

February 15, 2019

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Tritaurian Capital, Incorporated Exemption Report

Tritaurian Capital, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)2(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)2(ii) throughout the period January 1, 2017 through December 31, 2017 without exception.

Tritaurian Capital, Incorporated

I, William B. Heyn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William B. Heyn, Chief Executive Officer

February 26, 2019